UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

August 16, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	30-0889118
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisitions

Acquisition of Controlled Subsidiary Investment – Hampton Station Holdings, LLC

On August 16, 2019, we directly acquired ownership of a “majority-owned subsidiary”, Hampton Station Holdings, LLC (the “Hampton Station Controlled Subsidiary”), for an initial purchase price of $4,990,000, which is the initial stated value of our equity interest in the Hampton Station Controlled Subsidiary (the “Hampton Station Investment”). The Hampton Station Controlled Subsidiary used the proceeds to close on the acquisition of two properties (the “Hampton Station Holdings Properties”): a multi-tenant building containing approximately 78,000 square feet of net rentable area on an approximately 9-acre site (the “Hampton Station Holdings Retail Property”) and an approximately 15-acre site intended for future development of approximately 150-200 apartment units (the “Hampton Station Holdings Multifamily Property”). There can be no assurance that the anticipated entitlements or projected unit count will be achieved . The closing of both the initial Hampton Station Investment and the Hampton Station Holdings Ave Properties occurred concurrently.

The Hampton Station Controlled Subsidiary is managed by Urban Realty Partners (“URP”), which owns and operates over 100,000 square feet of commercial real estate within the Atlanta MSA estimated at a value over $50M.

Pursuant to the agreements governing the Hampton Station Investment (the “Hampton Station Operative Agreements”), our consent is required for all major decisions regarding the Hampton Station Controlled Subsidiary. In addition, an affiliate of our sponsor earned an origination fee of approximately 1.0% of the Hampton Station Investment, paid directly by the Hampton Station Controlled Subsidiary.

The Hampton Station Holdings Retail Property was acquired for a purchase price of approximately $6,500,000. URP anticipates additional hard and soft costs of approximately $100,000 to perform common area improvements, marketing, and immediate repairs. In addition, URP expects approximately $595,000 in additional closing and financing costs, bringing the total projected project cost for the Hampton Station Holdings Ave Retail Property to approximately $7,195,000. To finance the acquisition of the Hampton Station Holdings Ave Retail Property, a $4,250,000 senior secured loan with a three (3) year initial term at a fixed interest rate of 5.50% per annum with three years interest-only was provided by Atlantic Capital Bank (the “Hampton Station Holdings Retail Senior Loan”). The remaining equity contributions to the RSE Urban Realty Controlled Subsidiary are being contributed 95% by the Company and 5% by URP and its affiliates.

As of the closing date, the Hampton Station Holdings Retail Senior Loan had an approximate LTC ratio of 60.0%. The LTC ratio, or the loan-to-cost ratio, is the approximate amount of the total debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC as a measure of leverage for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved or that the LTC ratio will not vary at points over the course of ownership.

The Hampton Station Holdings Retail Property is an approximately 78,000 square foot retail building in Greenville, SC. As of June 30, 2019, the property was approximately 77% occupied. The property was constructed in 1919 and the build is of concrete and brick. URP intends to repave the parking lot, make minor improvements, and lease-up vacant spaces.

The Hampton Station Holdings Multifamily Property was acquired for a purchase price of approximately $2,686,000. URP plans to complete entitlement and construct between 150-200 apartment units. In total, the sponsor intends on spending approximately $18,800,000 to $24,400,000 in hard costs and approximately $3,900,000 to $4,270,000 in soft costs to complete the multifamily development. Development budget projections are preliminary and may be subject to future revisions and adjustments. While no leverage was used to for the acquisition of the Hampton Station Holdings Multifamily Property, URP anticipates obtaining a construction loan at approximately 65% LTC in the future.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Combined Projected Returns	Projected Stabilized Economic Vacancy	Projected Average Annual Rent Growth	Projected Average Annual Other Income Growth	Projected Average Annual Expense Growth	Projected Hold Period
Greenville, SC - Hampton Station Holdings LLC	10.8% - 13.9%	10.0% (retail) 5.0% (multifamily)	3.0% (retail) 2.5% (multifamily)	3.0% (retail) 2.5% (multifamily)	3.0% (retail) 2.5% (multifamily)	5

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise East Coast eREIT, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated April 16, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:     August 22, 2019